SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number:

Origin Energy Limited
(Translation of registrant’s name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7): ☐

Note:  Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Origin Energy Limited

By:	/s/ William Hundy
Name:	William Hundy
Title:	Company Secretary

Date:  December 5, 2002

* Print the name and title of the signing officer under his Signature.

ASX Release

23 October 2002

Jingemia 1 Update, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited*, as operator of Exploration Permit 413, provides the following update on the exploration well Jingemia 1.

Preliminary interpretation of the charts recovered from Drill Stem Test 2 in the Dongara Sandstone over the interval 2407.3 metres to 2419 metres has indicated that this test was only partially successful due to plugging of the test tool upon commencement of the main 3 hour flow period. Consequently, almost the entire oil recovery of 26.5 barrels announced yesterday is believed to have been produced during the initial 8 minute preflow. This suggests an initial flow rate from this reservoir in excess of 4000 barrels per day.

Following retrieval of the Drill Stem Test tool at 0600 hours WST the well had been drilled to a depth of 2497 metres. Indications whilst drilling suggest that the Dongara Sandstone is approximately 55 metres thick with good oil shows recorded over a total interval of 34 metres.

It has been agreed by the Joint Venture that wireline logs will be run once sufficient hole has been drilled to allow logging over the entire reservoir interval. It is now likely that the oil zone will be cased prior to drilling ahead to the secondary High Cliff Sandstone target in 6 inch hole.

Commenting on today’s release, Origin Energy’s General Manager Exploration Dr Rob Willink said “The joint venture is edging closer to understanding the commercial significance of this exciting new onshore oil discovery in the Perth Basin. Wireline logs expected to be acquired later today will determine the actual extent of the hydrocarbon column in the Dongara Sandstone, and the thickness and quality of this reservoir. Once this information is to hand, a preliminary estimate of potential oil in place and recoverable reserves can be made and released to the market.”

All depths cited above are measured depths along hole.

Participants in EP 413 and Jingemia 1 are as follows:

Origin Energy Developments Pty Limited*	49.189%
Hardman Oil and Gas Pty Ltd	22.376%
AWE (Perth Basin) Pty Ltd	15.245%
Victoria Petroleum NL	5.7685%
Voyager Energy Limited	5.7685%
Pancontinental Oil & Gas NL	1.278%
Alan Robert Burns	0.233%
John Kevin Geary	0.142%

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX Release

23 October 2002

Morangie 1 Offshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Morangie 1 exploration well, located in the offshore Perth Basin Exploration Permit WA-226-P, has drilled to a total measured depth of 2188 metres and at 0600 hours WST was pulling out of the hole in preparation for running the check shot survey.

Logging while drilling and other data have confirmed that the primary objective Wagina Formation is water bearing at the Morangie location.

The well will be plugged and abandoned.

Participants in WA-226-P following the necessary government and Joint Venture approvals will be as follows:

Origin Energy Developments Pty Limited*	28.75	% (Operator)
Apache Northwest Pty Ltd***	28.75%
Dana Petroleum (E&P) Limited**	12.81375%
Dana Petroleum (WA) LLC**	12.66375%
Norwest Energy NL	7.5%
Voyager Energy Limited	5.0%
Planet Resources Limited**	4.5225%

*	a wholly owned subsidiary of Origin Energy Limited
**	wholly owned subsidiaries of Dana Petroleum plc.
***	a wholly owned subsidiary of Apache Energy Limited which is a subsidiary of Apache Corporation, an independent oil and gas production company listed on the New York Stock Exchange.

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

ASX Release

25 October 2002

Significant New Oil Discovery Confirmed at Jingemia 1, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited*, as operator of Exploration Permit 413, provides the following update on the exploration well Jingemia 1, which at 0600 hours WST was preparing to run a velocity survey.

An analysis of the wireline logs and pressure measurements recorded in the Jingemia 1 well confirms that the well has intersected 34 metres of Dongara Sandstone of which 32 metres is interpreted as being of good to excellent reservoir quality. This overlies an additional 43 metres of poorer quality Wagina Formation. Pressure measurements have confirmed that a single oil column of at least 29 metres and possibly up to 33 metres is present in the well.

It has been agreed by the Joint Venture that the oil zone will now be cased prior to drilling ahead to the secondary High Cliff Sandstone target in 6 inch hole.

All depths cited above are measured depths along hole.

Participants in EP 413 and Jingemia 1 are as follows:

Origin Energy Developments Pty Limited*	49.189%
Hardman Oil and Gas Pty Ltd	22.376%
AWE (Perth Basin) Pty Ltd	15.245%
Victoria Petroleum NL	5.7685%
Voyager Energy Limited	5.7685%
Pancontinental Oil & Gas NL	1.278%
Alan Robert Burns	0.233%
John Kevin Geary	0.142%

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	40,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
Fully Paid Ordinary Shares

4
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•      the date from which they do
•      the extent to which they participate for the next
    dividend, (in the case of a trust, distribution) or interest payment
•      the extent to which they do not rank equally, other than
    in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	40,000 @ $2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 October 2002

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	648,324,152	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	10,825,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐
All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•      the date from which they do
•      the extent to which they participate for the next dividend,
    (in the case of a trust, distribution) or interest payment
•      the extent to which they do not rank equally, other than in relation to the next dividend, distribution or
    interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)
	☐	Cheque attached
	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 25 November 2002
Company Secretary

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Bourne

Date of last notice	25 March 2002

Part 1—Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct interest in Origin Energy Limited shares

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	—

Date of change	21 October 2002

No. of securities held prior to change	16,306

Class	Ordinary

Number acquired	146

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.384793

No. of securities held after change	16,452

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Bruce Beeren
Date of last notice	2 January 2002

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Shares held in the name B G Beeren

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Starlay Pty Ltd • Enersist Pty Ltd

Date of change	21 October 2002

No. of securities held prior to change	B G Beeren – 11,000 Starlay Pty Ltd – 26,000 Enersist Pty Ltd – 31,000

Class	Ordinary

Number acquired	B G Beeren – 98 Starlay Pty Ltd – 233 Enersist Pty Ltd – 275

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.384793

No. of securities held after change	B G Beeren – 11,098 Starlay Pty Ltd –26,233 Enersist Pty Ltd –31,275

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

Part 2 - Change of director’s interests in contracts

Detail of contract	N/A

Nature of interests	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Roland Williams

Date of last notice	25 March 2002

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct interest in Origin Energy Limited shares

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	—

Date of change	21 October 2002

No. of securities held prior to change	16,816

Class	Ordinary

Number acquired	150

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.384793

No. of securities held after change	16,966

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

Part 2 - Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H Kevin McCann

Date of last notice	25 March 2002

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Shares held in the name H K McCann

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Cottesloe Pty Ltd • H J McCann Investments Pty Ltd • D M McCann

Date of change	21 October 2002

No. of securities held prior to change	H K McCann – 1,535 Cottesloe Pty Ltd – 49,625 H J McCann Investments Pty Ltd – 118,572 D M McCann – 30,198

Class	Ordinary

Number acquired	H K McCann – 14 Cottesloe Pty Ltd – 440 H J McCann Investments Pty Ltd – 1,051 D M McCann – 268

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.384793

No. of securities held after change	H K McCann – 1,549 Cottesloe Pty Ltd – 50,065 H J McCann Investments Pty Ltd – 119,623 D M McCann – 30,466

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back	Issue of securities under Dividend Reinvestment Plan

Part 2 - Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

   ASX Release

28 October 2002

Morangie 1 ST1 Offshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Morangie 1 Sidetrack exploration well, (Morangie 1 ST1), located in the offshore Perth Basin Exploration Permit WA-226-P, was at 0600 hours WST preparing to drill ahead at a depth of 2050 metres.

Whilst it was reported on 23 October that logging while drilling and other data indicated the primary objective Wagina Formation to be water bearing at the Morangie location, and that the well would be plugged and abandoned, subsequent sidewall cores, contrary to cuttings samples observed whilst drilling, recorded good oil indications in sandstones over the upper part of the primary Wagina objective from 2109 metres to 2134 metres. As a result of this additional information it was agreed that, prior to the well being irretrievably abandoned, a program of wireline pressure measurements with reservoir fluid sampling capability (MDT) should be undertaken to confirm that the shows are indicative of non commercial residual hydrocarbons. This data and the reservoir quality information that will also be provided by the MDT are considered critical to determining the forward exploration program for the permit and assessing the prospectivity of the area at large.

To obtain the MDT measurements it has been necessary to sidetrack the well and redrill the Wagina Formation close to the original well bore.

Participants in WA-226-P following the necessary government and Joint Venture approvals will be as follows:

Origin Energy Developments Pty Limited*	28.75% (Operator)
Apache Northwest Pty Ltd***	28.75%
Dana Petroleum (E&P) Limited**	12.81375%
Dana Petroleum (WA) LLC**	12.66375%
Norwest Energy NL	7.5%
Voyager Energy Limited	5.0%
Planet Resources Limited**	4.5225%

* a wholly owned subsidiary of Origin Energy Limited
** wholly owned subsidiaries of Dana Petroleum plc.
*** a wholly owned subsidiary of Apache Energy Limited which is a subsidiary of Apache Corporation, an independent oil and gas production company listed on the New York Stock Exchange.

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• • •
the date from which they do
the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	15,000 @ $2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 October 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	648,339,152	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	10,810,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

(b)
☐    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities (If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36
☐    If the +securities are +equity securities, a distribution schedule of the additional
+securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•   the date from which they do
•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)
		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

  All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 28 October 2002
Company Secretary

Print name:	William M Hundy

   ASX Release

29 October 2002

Morangie 1 ST1 Offshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the Morangie 1 Sidetrack exploration well, located in the offshore Perth Basin Exploration Permit WA-226-P, drilled to a total depth of 2165 metres measured depth.

Wireline pressure measurements undertaken in the Wagina Formation confirmed that this reservoir is water saturated.

The well is in the process of being plugged and abandoned.

Participants in WA-226-P following the necessary government and Joint Venture approvals will be as follows:

Origin Energy Developments Pty Limited*	28.75% (Operator)
Apache Northwest Pty Ltd***	28.75%
Dana Petroleum (E&P) Limited**	12.81375%
Dana Petroleum (WA) LLC**	12.66375%
Norwest Energy NL	7.5%
Voyager Energy Limited	5.0%
Planet Resources Limited**	4.5225%

* a wholly owned subsidiary of Origin Energy Limited
** wholly owned subsidiaries of Dana Petroleum plc.
*** a wholly owned subsidiary of Apache Energy Limited which is a subsidiary of Apache Corporation, an independent oil and gas production company listed on the New York Stock Exchange.

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,062,208

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

	If the additional securities do not rank equally, please state:
	• • •
the date from which they do
the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$3.384793

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Dividend Reinvestment Plan

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 October 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,401,360	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	10,810,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐
All other securities

Example:  restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

☐	Cheque attached

☐	Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒	Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 30 October 2002
Company Secretary

Print name:	William M Hundy

31 October 2002

Report for the quarter ended 30 September 2002
To the Australian Stock Exchange

Origin Energy Limited (Origin) hereby submits this quarterly report to the Australian Stock Exchange which covers the activities of wholly owned subsidiary Origin Energy Resources Limited and 85% owned subsidiary Oil Company of Australia Limited (OCA).

Highlights during the quarter were:

•
Origin increased its interests in the key coal seam gas (CSG) fields of Fairview (to 23.9%) and Durham (to 86.8% in ATP 592P; to 99.3% in ATP 701P (Application)) and in a number of other exploration permits.

•
Eight wells (six production holes/two core holes) were drilled on the Durham CSG field (ATP 592P). Fifteen additional CSG wells were drilled in various other permits including eight exploration, four appraisal and three development wells. Production testing of CSG wells on the Harcourt and Mungi fields (ATP 564P) and the Talinga field (ATP 692P) continued.

•
Environmental approvals have been received for the BassGas Project from the Victorian Government together with a Planning Permit for the onshore gas plant. Commonwealth Government approval of the EES is expected by late November 2002. Lloyds have issued a preliminary certificate on the facilities design and a Verification Certificate is also anticipated in late November.

•	Studies on the joint development of the Thylacine (T/30P) and Geographe (VIC/P43) gas fields have continued with the aim of optimising this development.

•	Hovea 3 (L1/L2) was drilled to appraise the Hovea oil field. The well was sidetracked after drilling problems and the sidetrack, Hovea 3 ST1, has been completed for oil production.

•	Four gas development and four gas appraisal wells were drilled in the Cooper / Eromanga Basins (SA and Qld). All were cased and suspended as potential future producers.

•	Origin acquired a 50% interest in two recently awarded permits, PEP 38744 and PEP 38748, in the Taranaki Basin, New Zealand.

Report for the quarter ended 30 September 2002

1.       SALES

The share of product sold during the quarter is summarised as follows:

Product	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2001/02	YTD 2002/03	YTD 2001/02

Natural Gas	PJ
SA Cooper & SWQ		10.90	9.78		10.73	10.90	10.73
Otway Basin		1.91	1.42		2.15	1.91	2.15
Perth Basin		0.70	0.41		0.77	0.70	0.77
Carnarvon Basin		1.81	1.47		2.03	1.81	2.03
Coal Seam Gas		2.31	2.02		2.08	2.31	2.08
Surat / Denison		2.81	2.61		2.64	2.81	2.64
USA		0.00	—		—	0.00	—

Total		20.45	17.71	15%	20.39	20.45	20.39

Crude Oil	kbbls
SA Cooper & SWQ		90.67	98.87		71.32	90.67	71.32
Surat / Denison		15.76	17.25		39.44	15.76	39.44
Eromanga		0.00	(5.52)		127.53	0.00	127.53
Perth Basin		0.62	14.91		—	0.62	—
USA		1.95	—		—	1.95	—

Total		108.99	125.51	-13%	238.29	108.99	238.29

Condensate/naphtha	kbbls
SA Cooper & SWQ		139.23	116.80		88.83	139.23	88.83
Otway Basin		8.44	7.68		7.65	8.44	7.65
Perth Basin		1.63	0.80		1.07	1.63	1.07
Surat / Denison		10.49	9.41		14.50	10.49	14.50

Total		159.79	134.69	19%	112.04	159.79	112.04

LPG	ktonnes
SA Cooper & SWQ		16.91	19.51		3.71	16.91	3.71
Surat / Denison		2.18	1.93		2.01	2.18	2.01

Total		19.09	21.44	-11%	5.73	19.09	5.73

Ethane	ktonnes
SA Cooper & SWQ		12.47	12.46		11.26	12.47	11.26

Total		12.47	12.46	0%	11.26	12.47	11.26

Total Sales	PJE	23.53	20.87		23.25	23.53	23.25

Sales Revenue ($000)
External		71,747	64,210	12%	67,285	71,747	67,285

Sales Volumes by Basin (PJE)

Product	Unit	This Quarter	Previous Quarter	% Change	1st Quarter 2001/02	YTD 2002/03	YTD 2001/02
SA Cooper & SWQ		13.66	12.59		12.40	13.66	12.40
Otway Basin		1.96	1.46		2.19	1.96	2.19
Perth Basin		0.71	0.50		0.78	0.71	0.78
Carnarvon Basin		1.81	1.47		2.03	1.81	2.03
Coal Seam Gas		2.31	2.02		2.08	2.31	2.08
Surat / Denison		3.07	2.86		3.04	3.07	3.04
Eromanga		0	(0.03)		0.74	0.00	0.74
USA		0.01	—		—	0.01	—

Total		23.53	20.87	13%	23.25	23.53	23.25

2.       MARKETING AND DEVELOPMENT ACTIVITIES

2.1     South Australia

2.1.1  Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Three gas development wells (Moomba 162,163 and 164) were drilled in the quarter. All were cased and suspended as future producers.

Patchawarra East Block (Interest 10.536%)

No significant activity during the quarter.

2.1.2  Otway Basin

PPL 62 (Interest 75.7143%, Katnook area gas fields (Operator)),
PPL 168 (Interest 75.7143%, Redman gas field (Operator))

No significant activity during the quarter.

2.2     Queensland

2.2.1  Cooper/Eromanga Basins

ATP 259P - SWQ Gas Unit (Origin Energy Resources Limited 16.5% and
Oil Company of Australia Limited 0.2375%)

One gas development well (Karmona 3) was drilled during the quarter and cased and suspended as a future gas producer.

ATP 259P (Origin Energy Resources Limited Block Interests 10-27%)

No significant activity during the quarter.

2.2.2  Surat Basin

PLs 30, 56 & 74 / PPL 22 (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator) in PLs 56 and 74; Oil Company of Australia Limited 20%, Angari Pty Limited 55% (Operator) in PL 30)

No significant activity during the quarter.

PLs 53 and 174 / PPL 63 (Oil Company of Australia Limited 100% (Operator))

No significant activity during the quarter.

PLs 70 & 71 (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in PL 71; Oil Company of Australia Limited 100% (Operator) in PL 70)

No significant activity during the quarter.

PLs 10, 11, 12, 28, 69 & 89 (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%); (Oil Company of Australia Limited 5.8075%, Oil Investments Ltd 19.1925% in Snake Creek East Exclusion Zone)

No significant activity during the quarter.

PLs 21, 22, 27 & 64 (Oil Company of Australia Limited 64% (Operator), Oil Investments Limited 19% and Angari Pty Limited 4.5% in PLs 21, 22 and 27; Oil Company of Australia Limited 83% (Operator) and Angari Pty Limited 4.5% in PL 64)

No significant activity during the quarter.

PL 14 / PPL 3 (Oil Company of Australia Limited 100% (Operator))

No significant activity during the quarter.

2.2.3  Bowen Basin

PLs 41, 42, 43, 44, 45, 54, 67, 173 & 183 / PPLs 10 & 11 (Oil Company of Australia Limited 50% (Production Operator))

No significant activity during the quarter.

PL 94 (Oil Company of Australia (Moura) Pty Ltd 100% (Operator))

The drilling of a 5 well Nipan development program was completed in July 2002 with production commencing in September 2002.

Lowell Petroleum and Helm Energy took up the option to earn 50% in the northern part of PL 94 (Mungi Prospect) by spending the first $800K of a two well program in the Mungi field. The Mungi 4 vertical well was drilled, fracced and completed during the period and placed on production test in September 2002. The second well was a horizontal surface to in seam well. This dual lateral well was drilled in September and awaits final completion at the end of the period.

PL 101 (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%))

Plans were well advanced to commence a four well appraisal/development well program in October 2002.

PLs 90, 91, 92, 99, 100 (Fairview) (Oil Company of Australia Limited 4.47%, Oil Company of Australia (Moura) Pty Ltd 2.34%, OCA (CSG) Pty Limited 17.0%, Origin Energy Resources Limited 0.1%)

A total of 2 development wells were drilled during the quarter.

2.2     Western Australia

2.3.1  Perth Basin

L11 (Interest 67.0%, Beharra Springs gas field (Operator))

Connection of Beharra Springs North 1 to the gas plant was completed and the well brought on line on 29 July.

2.3.2  Carnarvon Basin

L9 (Interest 56.55%, Tubridgi gas field (Operator))

No significant activity during the quarter.

2.4     Victoria

2.4.1  Otway Basin

PPL 8 (Interest 100%, Dunbar gas field (Operator))

The Dunbar field has not produced this quarter.

PPL 2 (Interest 100%, Iona gas field excluding Iona gas reservoir (Operator))

No significant activity during the quarter.

VIC/P43 (Interest 30%)

The first phase of feasibility studies conducted jointly with the T/30P Joint Venture on the development for the Geographe (VIC/P43 and Thylacine (T/30P) fields has been completed. Subsurface studies and development engineering for a range of potential cooperative development concepts have continued. Environmental studies in support of site selection for the onshore pipeline crossing and gas plant have also continued with the aim to have an EES/EIS completed by April 2003.

First gas from the Otway Gas Project is planned for delivery to the market by 2006.

2.5     Tasmania

2.5.1  Otway Basin

T/30P (Interest 30%)

Studies into the joint development of the Thylacine (T/30P) field and the Geographe (VIC/P43) field have continued (refer above under VIC/P43 section).

2.5.2  Bass Basin

T/RL1 (Interest 37.5% (Operator))

The Victorian Minister for Planning has assessed the BassGas Project and has recommended that the project should proceed generally as described in the Environmental Effects Statement. A Planning Permit was also issued for the gas plant site near Lang Lang.

The assessment has been forwarded to the Commonwealth Minister for Environment and Heritage for approval. It is expected that the Minister will approve the Project by end November.

Lloyds Register has issued a certificate to Clough certifying the preliminary design of the substructure, foundations, topsides and associated systems relating to the offshore platform. Following the completion of more soil testing at the platform site and a thorough review by Lloyds of the Drill-ACE design, the first stage design Verification Certificate is expected to be issued in late November.

3.       EXPLORATION ACTIVITIES

3.1     South Australia

3.1.1  Cooper/Eromanga Basin

SA Unit Area (Interest 13.19%)

Four gas appraisal wells (Dullingari North 18, Crowsnest 2, Cowralli 4 and Tindilpie 3) were drilled in the quarter. All four wells were cased and suspended as future gas producers.

Patchawarra East Block (Interest 10.536%)

No significant activity during the quarter.

PEL 104 (Interest 100% (Operator))

PEL 104 was formerly known as Exploration Permit Area CO99-E. During September Origin Energy Resources Ltd formally withdrew its application for the grant of CO99-E.

3.1.2  Otway Basin

PEL 27 (Interest 100.0%(Operator))

Interpretation and mapping of the Nampara Seismic Survey data has been completed and several prospects are indicated.

PEL 32 (Interest 75.7143% (Operator))

Interpretation of the Haselgrove and Balnaves 3D seismic surveys was completed in the quarter. No new prospects were identified at the Pretty Hill Sandstone level. Future exploration effort will concentrate on the identification and exploitation of Sawpit Sandstone oil plays along the northern flank of the Penola Trough.

PEL 57 (Interest 50% (Operator))

An extension of the high resolution gravity survey acquired over the Summer Hill lead is planned for next quarter. Interpretation of the 74 km Honan’s Scrub Seismic Survey, acquired over the intra-Crayfish Group Orana lead in May, has commenced.

PEL 66 (Interest 70% (Operator))

Geological and geophysical studies to evaluate the prospectivity of the permit are planned.

PEL 83 (Interest 60% (Operator))

Planning is in progress for a reprocessing program over the Wetherall feature.

3.2     Queensland

3.2.1  Cooper/Eromanga Basin

ATP 259P - SWQ Gas Unit (Origin Energy Resources Limited 16.5%
and Oil Company of Australia Limited 0.2375%)

No significant activity during the quarter.

ATP 259P (Block Interests 10-27%)

No significant activity during the quarter.

ATP 633P (Oil Company of Australia Limited 50% (Operator))

As part of the Right-to-Negotiate process, a proponents meeting was held in Brisbane on 19 September 2002.

3.2.2  Surat Basin

ATP 212P (Oil Company of Australia Limited 20%, Angari Pty Limited 49% (Operator))

No significant activity during the quarter.

ATP 336P (Oil Company of Australia Limited 10.745%, Oil Investments Ltd 35.505%)

No significant activity during the quarter.

ATP 375P (Oil Company of Australia Limited 100% (Operator))

A three well exploration and appraisal program has commenced in this area. The wells are:

•	Myall Creek 3, an appraisal well located in PL 174, addressing a downdip extension of the Myall Creek field in the Tinowon Formation.

•	Horseshoe 2: an exploration well located approximately 1.4km southwest of Horseshoe 1, addressing the gas potential in the Rewan and Tinowon Formations. This well is a commitment well for ATP 375P.

•	Riverside South 1: an appraisal well located in PL 174, addressing a downdip extension of the Riverside field in the Tinowon Formation.

As at 30 September 2002, the first well in the program, Myall Creek 3, was coring in the Tinowon Formation. (Myall Creek 3 has subsequently been cased and suspended as a future gas producer having flowed gas at a rate of 9.0 mmcfd from the upper Tinowon Formation.)

ATP 470P Redcap & Rolston (Oil Company of Australia Limited 22.5% (Operator), Angari Pty Limited 67.5% in ATP 470P Redcap; Oil Company of Australia Limited 100% (Operator) in ATP 470P Rolston)

No significant activity during the quarter.

ATP 471P Weribone Pooling Area (Oil Company of Australia Limited 50.64% (Operator))

No significant activity during the quarter.

ATP 606P (Oil Company of Australia Limited 68.6% (Operator), OCA (CSG) Pty Limited 15.0%)

A total of 3 exploration coreholes (Uwalla 1, Combubula 1 and Wabugul 1) were drilled as part of the first phase of exploration in the permit. An application for renewal of the permit has been submitted.

ATP 631P (Oil Company of Australia Limited 72.4% (Operator), OCA (CSG) Pty Limited 15.0%)

No significant activity during the quarter.

ATP 680P (Oil Company of Australia Limited 100% (Operator))

An exploration corehole, Mt Organ 1, commenced drilling during the period.

ATP 692P (Oil Company of Australia Limited 50% (Operator))

A four hole production pilot program in the Talinga field continued during the quarter. An appraisal well, Talinga 6, was drilled as a cored hole during the period.

3.2.3  Bowen Basin

ATP 337P (Oil Company of Australia Limited 50%)

A significant seismic acquisition and reprocessing program has been planned by the Joint Venture to address high graded areas of ATP 337P. This work will commence once a seismic crew is available.

An exploration well is planned for the final quarter of 2002 to address the gas potential in the Sardine Creek prospect, located approximately 10km east northeast of the Springvale field.

ATP 525P (Oil Company of Australia Limited 50% (Operator), Oil Company of Australia (Moura) Pty Ltd 50%)

OCA has applied to relinquish this permit.

ATP 526P (Oil Company of Australia Limited 4.47%, Oil Company of Australia (Moura) Pty Ltd 2.34%, OCA (CSG) Pty Limited 17.0%, Origin Energy Resources Limited 0.1%)

Three exploration wells were drilled in ATP 526P during the quarter.

ATP 553P (Oil Company of Australia Limited 50%)

The seismic program planned for ATP 337P will also address areas in ATP 553P.

ATP 564P (Oil Company of Australia (Moura) Pty Ltd 50%)

Production testing of the Mungi 1 and Harcourt 1 exploration wells continued during the quarter.

A horizontal surface to in seam well was spudded in the Harcourt field in late September.

ATP 584P (Oil Company of Australia Limited 65.025% (Operator), OCA (CSG) Pty Limited 21.5%, Origin Energy Limited 0.25%)

The Friendly Hill 1 well was drilled but failed to reach the targeted coals. The well has been left suspended.

An application to renew the permit for a further four years has been made.

ATP 592P (Durham) (Oil Company of Australia Limited 65.025% (Operator), OCA (CSG) Pty Limited 21.5%, Origin Energy Limited 0.25%)

An eight well exploration program on the Durham field commenced during the quarter. Six production wells were drilled with three wells fracture stimulated. Three of the wells were drilled to casing point and are to be cavity completed during November 2002. Two coreholes commenced during the period.

An application to renew the permit has been made for a further four year term. A compulsory 20% relinquishment has been made.

ATP 602P (Oil Company of Australia (Moura) Pty Ltd 100% (Operator))

No significant activity during the quarter.

ATP 623P (Oil Company of Australia Limited 72.4% (Operator), OCA (CSG) Pty Limited 15.0%)

No significant activity during the quarter.

ATP 701P Application (Durham) (Oil Company of Australia Limited 3.264% (Operator), OCA (Durham) Pty Ltd 95%, OCA (CSG) Pty Limited 1.075%)

Negotiations on an Indigenous Land Use Agreement (ILUA) with the native title claimants were progressed during the quarter.

3.3     Victoria

3.3.1  Otway Basin

PEP 150 (Interest 50% (Operator))

Prior to award of this permit it is necessary to proceed through the Right to Negotiate process or to reach an Indigenous Land Use Agreement in relation to Native Title claims over those parts of the permit that comprise Crown Lands. This process is continuing, with Origin currently preparing to commence discussions with the claimants on behalf of the Joint Venture.

PEP 152 (Interest 50.51% (Operator))

Essential Petroleum has deferred plans to plug & abandon the Port Fairy 1 well while it considers options for improving the oil flow rate.

The Joint Venture will drill another well in the current Year 3. The options for this well are the Tower prospect, a gas prospect in the Pretty Hill Sandstone, or a shallow Waarre feature.

PEP 159 (Interest 50% (Operator))

Work continued on evaluation of candidates for drilling in fulfilment of the Year 2 work obligation, and joint venture agreement has been reached on the prospect to be drilled. Drilling is proposed to take place in early 2003.

PEP 160 (Interest 40%)

The Operator has submitted an application to the Designated Authority to defer the well commitment for Permit Year 3, which commences in November 2002, to enable the results of the recently acquired West Casterton 2D seismic survey, and a proposed reprocessing program, to be assessed.

VIC/P43 (Interest 30%)

Evaluation of prospectivity in the permit is continuing.

3.4     Tasmania

3.4.1  Otway Basin

T/30P (Interest 30%)

Evaluation of prospectivity in the permit is continuing.

3.4.2  Bass Basin

T/18P (Interest 41.4% (Operator))

Mapping and geophysical evaluation of the Trefoil prospect is in progress to incorporate recently reprocessed seismic data into revised depth maps which will form the basis for revised volumetric estimates.

3.5     Western Australia

3.5.1  Perth Basin

EP 320/L11 (Interest 67.0% (Operator))

Evaluation of the results from the 2001 drilling program and regional structural /stratigraphic updates incorporating recent results from wells in the area, is continuing.

EP 413 (Interest 49.18%)

Jingemia 1 was scheduled to commence in early October following Hovea 3 in the nearby production licence L1. Jingemia is located 24 kilometres south of Dongara. The well is being drilled to test a fault dependent closure, similar in structural style to the Hovea Oil Field, located 5 kilometres to the northeast and will target the Dongara Sandstone confirmed as oil bearing at Hovea 1 and 3 and the High Cliff Sandstone confirmed as gas bearing at Hovea 2. (Jingemia 1 has subsequently encountered an oil column of approximately 30 metres in the Dongara Sandstone.)

L1 and L2 (Acquiring 50% Interest)

Hovea 3 commenced on 3 August and was drilled to a total depth of 2357 metres after successfully cutting 3 cores over the basal Kockatea Shale and Dongara Sandstone interval. Whilst tripping to change the drill bit, the drill pipe became irretrievably stuck across the reservoir zone and Hovea 3 was sidetracked (ST1) from 1500m to a bottom hole location approximately 30m to the north.

Hovea 3 ST1 was subsequently completed as an oil production well and commenced production on 1 October with the oil trucked to the BP Refinery at Kwinana.

Activities are continuing to assess preferred options for the development of the Hovea oilfield. As part of this development it is expected that one or more additional appraisal wells will be drilled on the field during the final quarter of 2002.

Processing of the Hibbertia 3D has recommenced. A final Hibbertia 3D data set is expected by end December 2002.

Production from Hovea 1 was shut-in during the drilling of Hovea 3.

EP 368 (Acquiring 15% Interest)

An application to renew EP 368 for a further 5-year term has been submitted to the Relevant Authority for approval.

WA-226-P (Acquiring 28.75% Interest (Operator))

The Sedco 702 semi-submersible drilling rig was scheduled to commence drilling at the Morangie 1 location in mid October.

As part of the Apache farm-in arrangement, Apache was to drill the Morangie 1 well as Agent on behalf of Origin as permit operator.

3.6     Northern Territory/Western Australia

3.6.1  Bonaparte Basin

WA-6-R, NT/RL 1 (Interest 5%)

The Operator is continuing to pursue marketing efforts to commercialise the field, including holding discussions with other operators in the area to investigate the possibility of incorporating Petrel into other developments. A number of technical studies have been initiated into alternative development and drilling concepts.

3.7     New Zealand

3.7.1  East Coast Basin

PEP 38328 (Interest 37.5%)

Technical studies are ongoing including 60km of seismic reprocessing.

PEP 38332 (Interest 37.5%)

Technical studies are ongoing including 50km of seismic reprocessing.

PEP 38330 (Interest 22.5%)

The recently approved work program of technical studies is yet to be initiated.

3.7.2  Onshore Taranaki Basin

PEP 38718 (Interest 20%)

Reprocessing of approximately 200km of seismic data has been completed. Geotechnical evaluation is currently being undertaken of a proposal to sidetrack or deepen of the Tuihu 1 exploration well which was drilled and suspended in 2001.

PEP 38728 (Interest 15%)

Following the completion of drilling operations at Makino 1, geotechnical review studies have been initiated.

Pre-Stack Depth Migration (PSDM) seismic reprocessing has been completed in the Makino region and interpretation is currently in progress.

PEP 38729 (Interest 25%)

The results of the Opito 1 exploration well, which was suspended in July 2002, are presently being evaluated.

PEP 38744 (Interest 50% (Operator))

This permit was awarded to Origin (Operator) and Pressaug Energie GmbH in August 2002. A work program and budget has been prepared with the Year 1 proposed program consisting of 365 km of 2D reprocessing and geological studies.

3.7.3  OFFSHORE TARANAKI BASIN

PEP 38478 (Interest 50%)

This permit was awarded to Origin and NZOG (Operator) in September 2002 as an extension to the onshore permit PEP 38729. A work program of 200km 2D seismic reprocessing has been agreed.

3.8     United States of America

3.8.1  Gulf of Mexico (Onshore)

Production continued from the Burlington United Lands 1 well during the quarter. The well is now producing at approximately 200 BOPD having experienced some production problems.

The Company has earned a 9.83% interest in the prospect area around the well.

4.       EXPLORATION AND DEVELOPMENT EXPENDITURE

E & D Expenditure	A$’000	This Quarter	Previous Quarter	% Change	1st Quarter 2001/02	YTD 2002/03	YTD 2001/02

Exploration / Appraisal		5,492	10,739	-49%	20,643	5,492	20,643
Development / Plant		22,500	25,544	-12%	18,542	22,500	18,542

Total		27,992	36,283		39,185	27,992	39,185

The details and development activities and the expenditure and revenues relating to those activities referred to in this report have not been audited.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1—All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 November 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,586,360	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	10,625,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2—Bonus issue or pro rata issue

11	Is security holder approval required?		N/A

12	Is the issue renounceable or non-renounceable?		N/A

13	Ratio in which the +securities will be offered		N/A

14	+Class of +securities to which the offer relates		N/A

15	+Record date to determine entitlements		N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?		N/A

17	Policy for deciding entitlements in relation to fractions		N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations		N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3—Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the	additional securities do not form a new class, go to 43)

Tick to indicate you are provding the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to gived this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 5 November 2002
Company Secretary

Print name:	William M Hundy

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1—All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	50,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 November 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,551,360	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	10,660,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

(b)
☐    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities (If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36
☐    If the +securities are +equity securities, a distribution schedule of the additional
+securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought
39	Class of +securities for which quotation is sought
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

                All entities

       Fees

43	Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to gived this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 5 November 2002
Company Secretary

Print name:	William M Hundy

ASX Release

6 November 2002

Jingemia 1 Update, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited*, as operator of Exploration Permit 413, provides the following update on the exploration well Jingemia 1, which at 0600 hours WST was running abandonment plugs after reaching a total measured depth along hole of 2950 metres.

An analysis of the wireline logs and indications whilst drilling confirm that, although some hydrocarbon shows were encountered throughout the Irwin River Coal Measures section, both this zone and the underlying High Cliff Sandstone are water bearing at the Jingemia location.

It has been agreed by the Joint Venture that the deeper section of the well will now be abandoned. Once this has occurred, the well will be completed over the Dongara Sandstone oil zone, which was previously cased, and a clean up and production test of this zone will be undertaken. This is expected to commence in late November once all necessary approvals have been obtained.

Participants in EP 413 and Jingemia 1 are as follows:

Origin Energy Developments Pty Limited*	49.189%
Hardman Oil and Gas Pty Ltd	22.376%
AWE (Perth Basin) Pty Ltd	15.245%
Victoria Petroleum NL	5.7685%
Voyager Energy Limited	5.7685%
Pancontinental Oil & Gas NL	1.278%
Alan Robert Burns	0.233%
John Kevin Geary	0.142%

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager – Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1  -  All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
•   the date from which they do
•   the extent to which they participate for the next
     dividend, (in the case of a trust, distribution) or
     interest payment
•   the extent to which they do not rank equally,
     other than in relation to the next dividend,
     distribution or interest payment

5	Issue price or consideration	$2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 November 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,601,360	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	10,610,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

(b)
☐    All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities (If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36
☐    If the +securities are +equity securities, a distribution schedule of the additional
+securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

 All entities

Fees

43	Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

      Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

• The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those +securities should not be granted +quotation.

• An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•    Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•    We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•    If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 8 November 2002
Company Secretary

Print name:	William M Hundy

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,000
3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		Fully Paid Ordinary Shares

4
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•   the date from which they do
•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
		Yes

5	Issue price or consideration	$2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 November 2002

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,636,360	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	10,575,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2—Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

(b)
☐      All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 11 November 2002
Company Secretary

Print name:	William M Hundy

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1—All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	30,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	18 November 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,666,360	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	10,545,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2—Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 – Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the	additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

  All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 19 November 2002
Company Secretary

Print name:	William M Hundy

ASX Release

21 November 2002

Hovea 4 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that Hovea 4 spudded on Wednesday 20 November 2002 and at 0600 hours was drilling ahead at 624 metres.

The Hovea 4 well, operated by ARC Energy NL, is being drilled as a combination appraisal and development well from the Hovea Production Facility (“HPF”) location. The well is designed to intersect the Dongara Sandstone reservoir at a position some 850 metres to the north of the HPF at a position close to the interpreted northern limit of the field. The well has been designed to give the option of either completing the deviated section for production or of drilling a horizontal section of up to 200 metres length after intersecting the reservoir in the deviated well. The decision on the final well bore configuration will be made after analysis of the results of the initial reservoir intersection in the deviated well.

The well design and execution plan has incorporated the results of the previous drilling in the area and the Century 24 rig has been fitted with a top drive system which will give considerable flexibility and an enhanced operating margin during the drilling of the well.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 4 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager – Exploration
Phone: 07 3858 0676
Email: rob.willink@upstream.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1—All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•   the date from which they do
•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
		Yes

5	Issue price or consideration	$2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertified holdings or despatch of certificates	25 November 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,686,360	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	10,525,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2—Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3—Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐
All other securities
Example:  restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 26 November 2002
Company Secretary

Print name:	William M Hundy

THURSDAY, 28 NOVEMBER 2002

NEW SLIVER CELL™ OFFERS REVOLUTION IN SOLAR POWER

A joint venture between the Australian National University and Origin Energy has developed a new type of solar cell with the potential to revolutionise the global solar power industry.

Director of the ANU Centre for Sustainable Energy Systems, Professor Andrew Blakers today unveiled the Sliver Cell™, which uses just one tenth of the costly silicon used in conventional solar panels while matching power, performance and efficiency.

Professor Blakers said, “A solar panel using Sliver Cell™ technology needs the equivalent of two silicon wafers to convert sunlight to 140 watts of power. By comparison, a conventional solar panel needs about 60 silicon wafers to achieve this performance.

“By dramatically reducing the amount of expensive pure silicon, the largest cost in solar panels today, this new technology represents a major advance in solar power technology.”

Origin Energy’s Executive General Manager, Generation, Andrew Stock said, “Origin Energy has worked with ANU’s Centre for Sustainable Energy Systems for several years, investing more than $6 million in research to discover a way to harness the sun’s power at much lower cost.

“Due to the economy and flexibility of Sliver Cells™, we believe this technology will play an important role in the future wide-spread adoption of solar power. Sliver Cell™ technology is an excellent example of the way Australian researchers can work with Australian industry to innovate a product that leads the world”.

ANU Vice-Chancellor, Professor Ian Chubb welcomed the research breakthrough. “Origin Energy is to be congratulated for its foresight and persistence in supporting the ANU team in this project. The company has made a substantial contribution since establishing the research partnership with ANU,” Professor Chubb said.

The most expensive part of traditional solar power panels is the silicon from which the individual cells are made. The Sliver Cell™ is a radically different concept in photovoltaics. Sliver Cells™ are produced using special micro-machining techniques, then assembled into solar panels using similar methods to those used to make conventional solar panels.

The new technology reduces costs in two main ways - by using much less expensive silicon for similar efficiency and power output, and needing less capital to build a solar panel plant of similar capacity.

The unique attributes of Sliver Cell™ technology could open many new Sliver Cell™ applications, in addition to conventional rooftop and off-grid uses, including:

•	Transparent Sliver Cell™ panes to replace building windows and cladding
•	Flexible, roll-up solar panels
•	High-voltage solar panels, and

•	Solar powered aircraft, satellite and surveillance systems.

Prof Andrew Blakers	Andrew Stock
Centre for Sustainable Energy Systems	Executive General Manager, Generation
Australian National University	Origin Energy
Phone +61 2 6125 5905	Phone +61 8 8217 5817
Mobile 0404 056 079	Mobile 0417 876 470
www.anu.edu.au/mac/media	www.originenergy.com.au

About Origin Energy:  With a history dating back 140 years, Origin Energy is a leading Australian energy provider. It participates in most segments of the energy chain including natural gas exploration and production; power generation; energy retailing and trading; and asset services. Origin Energy supplies energy to more than two million homes and businesses. The company focuses on providing cleaner energy choices for customers. It is now the largest retailer of grid-connected solar systems in the Victorian and South Australian markets, the largest markets for grid-connected solar power in Australia. It is the only energy retailer to win preferred partner status with three leading property development companies, Australand Homes, Henley and Metricon to bring competitively priced packaged solar power products to the new-home market. Origin Energy also is partnering with BP Solar to install Australia’s largest city-based solar system on the roof of the Queen Victoria Market, Melbourne, is managing a 20kW solar power system on the SA Museum, opened yesterday, and has installed a 10kW grid connected solar system on Australia’s greenest commercial building, ‘60L’ in Carlton, Melbourne.

About the ANU Centre for Sustainable Energy Systems:  ANU is the premier research University in Australia. The ANU Centre for Sustainable Energy Systems (CSES) involves a group of 45 staff & PhD students working on renewable energy technologies. About 80% of its turnover comes from external sources; primarily from companies and from government funds provided on a matching basis with industry. CSES has substantial activities in the areas of photovoltaics, solar thermal power and solar energy systems. Further information and pictures of systems can be obtained at http://solar.anu.edu.au

ASX Release

28 November 2002

Hovea 4 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that Hovea 4 was, at 0600 hours WST waiting on rig repairs at a depth of 1272 metres.

The Hovea 4 well, operated by ARC Energy NL, is being drilled as a combination appraisal and development well from the Hovea Production Facility (“HPF”) location. The well is designed to intersect the Dongara Sandstone reservoir at a position some 850 metres to the north of the HPF at a position close to the interpreted northern limit of the field. The well has been designed to give the option of either completing the deviated section for production or of drilling a horizontal section of up to 200 metres length after intersecting the reservoir in the deviated well. The decision on the final well bore configuration will be made after analysis of the results of the initial reservoir intersection in the deviated well.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Hovea 4 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink
General Manager - Exploration
Phone: 07 3858 0676
Email:  rob.willink@upstream.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options to acquire ordinary fully paid shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,580,000

3.
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Exercise price $3.56 expiring 5 years after issuance on or before 19 December 2007

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• • •
the date from which they do
the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to the rules of the Origin Energy Senior Executive Option Plan

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	On or before 19 December 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,686,360	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	13,105,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Options do not participate in dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3  -  Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐
All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐
If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1  -  1,000
1,001  -  5,000
5,001  -  10,000
10,001  -  100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•   the date from which they do
•   the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•   the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 28 November 2002
Company Secretary

Print name:	William M Hundy

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity
ORIGIN ENERGY LIMITED

ABN
30 000 051 696

We (the entity) give ASX the following information.

Part 1—All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000

3
Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
		Fully Paid Ordinary Shares

4
Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•   the date from which they do
•   the extent to which they participate for
    the next dividend, (in the case of a trust,
    distribution) or interest payment
•   the extent to which they do not rank
    equally, other than in relation to the next
    dividend, distribution or interest payment
		Yes

5	Issue price or consideration	$2.92

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 November 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	651,706,360	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	13,085,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18
Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.
N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒ Securities described in Part 1

(b)	☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36
☐    If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)
		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 29 November 2002
Company Secretary

Print name:	William M Hundy